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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambit America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Lexington Ave., Suite 803
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	N.Y.	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambit America Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6126117
Qualified In New York County
My Commission Expires 12-15-2021



Signature

CFO

Title



6/7/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, *if there is other comprehensive income in the period(s) presented*, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
MARCH 31, 2021
As a public document

AMBIT AMERICA INC.
CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ambit America Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ambit America Inc. as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ambit America Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ambit America Inc.'s management. Our responsibility is to express an opinion on Ambit America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ambit America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Ambit America Inc.'s auditor since 2017.
New York, New York
June 7, 2021



PrimeGlobal | An Association of Independent Accounting Firms

1

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

Assets

Cash	$	949,753
Due from Affiliate		463,365
Receivable from Clients		6,000
Property and Equipment (net of accumulated depreciation of $21,841)		14,140
Right of Use Assets		68,519
Other Assets		69,486
Total Assets	$	1,571,263

Liabilities and Stockholder's Equity

Liabilities		
Accounts Payable	$	154,579
PPP Loan		64,500
Lease Liability		78,211
Total Liabilities		297,290
Stockholder's Equity		
Common stock - $100 par value, 20,000 shares authorized, 9,500 shares, issued and outstanding		950,000
Retained Earnings		323,973
Total Stockholder's Equity		1,273,973
Total Liabilities and Stockholder's Equity	$	1,571,263

1. Organization and nature of business

Ambit America, Inc. (the "Company"), a majority owned subsidiary of Ambit Private Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Ambit Capital Private Limited (the "Affiliate") under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

The Company operates and conducts its business from its office in New York City.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2021, the Company did not have any cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. At March 31, 2021, the company does not have any deferred tax assets or liabilities.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state, local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal,state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Leases

The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Assets (ROU) assets. The operating ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company's sole lease provides for annual increases of 3.25% in future minimum annual rental payments as scheduled in the lease. The Company's lease agreement contains related non-lease components (e.g., maintenance, insurance, etc.) The Company made separate lease components and non-lease components for all underlying asset classes.

Credit Losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's facility service fee and research revenue are impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-

2. Summary of significant accounting policies (continued)

Credit Losses(continued)

effect adjustment to the opening member's equity as of April 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Paycheck Protection Program

The Company has chosen to account for the loan under FASB ASC 470, Debt. No imputed interest is recorded as the below market interest rate applied to this loan is governmentally prescribed. If the Company is successful in receiving forgiveness for the portions of the loan used for qualifying expenses, those amounts will be recorded as a gain upon extinguishment. (See Note 10).

3. Related-party transactions

During the year, the Company received facility service fee revenue from the Affiliate for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act, 1934. As of March 31, 2021, the Company has a due from affiliate of $463,365 which includes facility service fees.

The Company and its Parent entered into an expense-sharing agreement which provides business support to the Company for services such as IT, human resources, legal, finance and accounting. As consideration for these services, the Company is charged a monthly fee by its Parent. The fee is based on the Parent company's costs to provide the services. The Parent has waived the payment of the service fee for the year ended March 31, 2021.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021 the Company had net capital of $720,982, which exceeded the minimum requirement of $250,000 by $470,982. At March 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .3173 to 1.

6. Commitments and contingencies

Office lease

The Company has a lease for its office which commenced on January 17, 2017 for a period of 62 1/2 months terminating in March 2022. The lease is non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease. The Company accounts for the lease as an operating lease, using its incremental borrowing rate of 5.1% to measure the right of use liability. Maturities of the obligation under the non-cancelable operating lease as of March 31, 2021 are as follows:

Years Ending March 31,

2022	$ 80,406
Total future minimum lease payments	80,406
Less present value discount	(2,195)
Total	$ 78,211

Weighted average remaining lease term	2.0 years
Weighted average discount rate	5.1%

The lease liability on the statement of financial condition amounts to $78,211 at March 31, 2021. The Company paid $77,875 in lease payments during the year. At March 31, 2021, the Company has security lease deposits on its office of $23,583 which is included in Other Assets in the statement of financial condition.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

7. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of FDIC limit were $700,263 as of March 31, 2021.

8. Retirement Plans

The Company maintains a 401(k) retirement plan (the"Plan") for the benefit of its eligible employees who can voluntarily participate. All employees are eligible to join the Plan upon the one-year anniversary of their date of hire and attaining the age of 21. Employees make contributions to the Plan in amounts based upon limits established by Sections 402(g) and 414(v) of the Internal Revenue Code. The Company contributes to the Plan by means of a 100% matching contribution up to 6% of the employee elective deferral.

9. Paycheck Protection Program Loan and COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In June of 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program("PPP") of $64,500. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company used the funds for these expenses during the covered period within the year ended March 31, 2021. The Company anticipates that the entire loan balance of $64,500 will be forgiven and will be recognized as income. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. The PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

10. Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2021, through June 7, 2021 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements